UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

Aesther Healthcare Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

00809L106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Aesther Healthcare Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,625,000 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,625,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (3)
12	TYPE OF REPORTING PERSON OO

(1)	Reflects 2,625,000 shares of Class A Common Stock of Aesther Healthcare Acquisition Corp. (the “Company” or the “Issuer”), par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of 2,625,000 shares of Class B Common Stock of the Company, par value $0.0001 per share (“Class B Common Stock”). The Class B Common Stock will automatically convert into Class A Common Stock at the time of the Company’s initial business combination, on a one-for-one basis, subject to adjustment, as described under the heading “Description of Securities—Founders Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-258012) and have no expiration date. Aesther Healthcare Sponsor, LLC (“Sponsor”) is the record holder of the shares reported herein. Suren Ajjarapu is the managing member of the Sponsor. As such, he may be deemed to have or share beneficial ownership of the shares of Class B Common Stock held directly by Sponsor.

(2)	Excludes 5,411,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	The number of shares of Class B Common Stock beneficially owned by the Reporting Persons are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G. The calculation assumes that there is a total of 13,225,000 Class A Common Stock outstanding, which is the sum of (i) the 10,600,000 Class A Common Stock outstanding as of January 28, 2022, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Report”), and (ii) the 2,625,000 Class A Common Stock issuable upon conversion of the Class B Common Stock reported in the Report.

1	NAME OF REPORTING PERSON Suren Ajjarapu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,625,000 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,625,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.8% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Reflects 2,625,000 Class A Common Stock issuable upon conversion of 2,625,000 shares of Class B Common Stock. The Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Company’s initial business combination, on a one-for-one basis, subject to adjustment, as described under the heading “Description of Securities—Founders Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-258012) and have no expiration date. Sponsor is the record holder of the shares reported herein. Suren Ajjarapu is the managing member of Sponsor. As such, he may be deemed to have or share beneficial ownership of the shares of Class B Common Stock held directly by Sponsor.

(2)	Excludes 5,411,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	The number of shares of Class B Common Stock beneficially owned by the Reporting Persons are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Persons for the purpose of this Schedule 13G. The calculation assumes that there is a total of 13,225,000 Class A Common Stock outstanding, which is the sum of (i) the 10,600,000 Class A Common Stock outstanding as of January 28, 2022, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and (ii) the 2,625,000 Class A Common Stock issuable upon conversion of the Class B Common Stock reported in the Report.

Item 1(a).	Name of Issuer:

Aesther Healthcare Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

515 Madison Avenue, Suite 8078, New York, New York 10022

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Aesther Healthcare Sponsor, LLC

2.	Suren Ajjarapu

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

515 Madison Avenue, Suite 8078, New York, New York 10022

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Classes of Securities:

Class A Common Stock, par value $0.0001 per share*

* Class A Common Stock is the class of Common Stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons own shares of Class B Common Stock, $0.0001 par value per share. The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the consummation of the Issuer’s initial business combination on a one-for-one basis (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like), and subject to further adjustment as provided herein. In the case that additional shares of Class A Common Stock, or equity-linked securities, are issued or deemed issued after the date of the Issuer’s initial public offering (IPO) and related to the closing of the initial business combination, the ratio at which shares of Class B Common Stock shall convert into shares of Class A Common Stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B Common Stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of Common Stock outstanding upon completion of this offering (excluding the placement warrants and underlying securities, and the representative’s shares) plus all shares of Class A Common Stock and equity-linked securities issued or deemed issued in connection with the initial business combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination, any private placement-equivalent units and their underlying securities issued to the Sponsor or its affiliates upon conversion of loans made to us). The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for shares of Class A Common Stock that the Issuer issues in a financing transaction in connection with its initial business combination, including but not limited to a private placement of equity or debt. Securities could be “deemed issued” for purposes of the conversion rate adjustment if such shares are issuable upon the conversion or exercise of convertible securities, warrants or similar securities.

Item 2(e).	CUSIP Number:

The Class A Common Stock CUSIP Number is 00809L106.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 2,625,000 shares of the Issuer’s Class B Common Stock, representing 19.8% of the total Class A and Class B Common Stock issued and outstanding. The Class B Common Stock is automatically convertible into the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-258012). The percentage of Class B Common Stock held by the Reporting Persons is based on (i) the 10,600,000 Class A Common Stock outstanding as of January 28, 2022, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and (ii) the 2,625,000 Class A Common Stock issuable upon conversion of the Class B Common Stock reported in the Report.

Aesther Healthcare Sponsor, LLC is the record holder of the shares reported herein. Mr. Ajjarapu is the managing member of the Sponsor. As such, he may be deemed to have or share voting and dispositive power of the Class B Common Stock held directly by the Sponsor. Mr. Ajjarapu disclaims any beneficial ownership of the Class B Common Stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

In addition to the securities reported on the cover pages hereto, Sponsor also directly owns private placement warrants to purchase 5,411,000 shares of Class A Common Stock. The warrants become exercisable beginning on the later of (i) the date that is thirty (30) days after the first date on which the Issuer completes a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses, or (ii) the date that is twelve (12) months from the date of the closing of the IPO and expire five years after the completion of the Issuer’s initial Business Combination or earlier upon redemption or liquidation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2022

Aesther Healthcare Sponsor, LLC

By:	/s/ Suren Ajjarapu
Name:	Suren Ajjarapu
Title:	Manager

Suren Ajjarapu

By:	/s/ Suren Ajjarapu

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 7, 2022, by and between Aesther Healthcare Sponsor, LLC and Suren Ajjarapu.